Rule 12g3: 82-2748

Goldcliff Resource Corporation (the "Company")

COPY

held at the offices of **VECTOR** Corporate Finance Lawyers
1040-999 West Hastings Street, Vancouver, B.C.
on the 14th day of April, 2004
at the hour of 10:00 o'clock in the forenoon, local time

PRESENT:

Authorized Share Capital:	100,000,000 Common Shares without par value.
Issued and Outstanding Shares as at the record date:	24,753,725

SUPPL

04024785

Number of members present

(a)	in person:	2
(b)	by proxy:	50

Number of shares represented:

(a)	by members in person:	2,740,000
(b)	by proxy	5,435,095

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

Total shares represented: 8,175,095

being a quorum of the members of the Company.

With the consent of the Meeting, ON MOTION Graham H. Scott, legal counsel to the Company, took the chair and appointed Leonard W. Saleken, the President of the Company, to act as the Recording Secretary of the Meeting. ON MOTION the Chairman then appointed an official of Pacific Corporate Trust Company to act as Scrutineer.

NOTICE OF MEETING

The Chairman tabled the Affidavit of Mailing confirming that the following material:

(a) President's Report to Members, Notice of Meeting and Information Circular, including Schedule "A", "Statement of Executive Compensation", Notice of Change of Auditor, Letters, dated March 15 and March 17, 2004, respectively, from Cawley & Associates and Davidson & Company addressed to the British Columbia Securities Commission and the Alberta Securities Commission, and the Quarterly and Year End Report for the period ended October 31, 2003, comprising Schedule "A", "Financial Statements" being the audited financial statements for the period ended October 31, 2003, Schedule "B", "Supplementary Information", and Schedule "C", "Management Discussion".

(b) Form of Proxy

dlw 5/5

(c) Return Envelope and
(d) Annual Return Card Form

had been mailed to all registered and non-registered members prior to the Meeting in accordance with the requirements of National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, the Articles and the Company Act (British Columbia). The Chairman waived the reading of the Notice and stated that the declaration as to mailing would be filed with the minutes of the Meeting.

ADVANCE NOTICE

The Chairman tabled a statement from the Company's solicitors that Advance Notice of the Meeting was published in the Vancouver Province on February 18, 2004. He advised that no nominations were received in response to the Advance Notice and asked that the Recording Secretary file the declaration with the minutes of the Meeting.

SCRUTINEER'S REPORT

The Scrutineer filed a preliminary written report on attendance stating the number of members personally present and the total number of shares represented, whether in person or by proxy. A quorum of the members of the Company being present in person or represented by proxy, the Meeting was declared to be regularly constituted and open for the transaction of business.

RULES RESPECTING VOTING

The Chairman advised that to the best of his belief, the number of votes cast by proxy against each resolution was less than 5% of all votes that might be cast at the Meeting. Accordingly, with the consent of the Meeting, the Chairman proposed to conduct the vote on all matters by a show of hands except the voting with respect to Amendment of the Company's Incentive Stock Option Plan, which would be conducted by ballot.

The Chairman advised that as each member or proxyholder registered with the scrutineers received one ballot, he would, at the appropriate time, ask that the members mark the ballot for collection and tabulation by the scrutineers.

MINUTES OF PREVIOUS GENERAL MEETING

The Chairman advised that the last General Meeting of the Company was held on April 13, 2003 and that the minutes of such meeting were filed in the minute book and available for inspection. UPON MOTION IT WAS RESOLVED that the reading of the minutes of the last General Meeting be dispensed with and the minutes taken as read and verified as correct.

REPORT OF DIRECTORS

The Chairman advised that the President's Report to Members, which dealt with a review of the Company's operations and performance during the preceding year and its plans for the immediate future, was contained in the material that was mailed to members. He submitted the same to the Meeting and further advised that copies of the said Report were available from the Scrutineer. UPON MOTION IT WAS RESOLVED that the President's Report to Members be accepted.

BUSINESS CONTAINED IN THE NOTICE OF MEETING

(a) Financial Statements

The audited financial statements of the Company for the period ended October 31, 2003 were presented to the Meeting. There were no questions in respect of the financial statements. The audited financial statements for the period ended October 31, 2003 and the report of the auditor thereon were therefore declared to be accepted.

(b) Change and Remuneration of Auditor

The Chairman advised that management proposes to change its auditor from Cawley & Associates (the "Former Auditor"), Chartered Accountants, of 3rd Floor, 1622 West 7th Avenue, Vancouver, B.C. V6J 1S5, to Davidson & Company (the "Successor Auditor"), Chartered Accountants, of 1200-609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C. V7Y 1G6, effective as of the close of the Annual General Meeting. He further advised that there were no reservations in the Former Auditor's reports in connection with:

(a) the audits of the two most recently completed fiscal years; and
(b) any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor's term of office.

And, in addition, that there are no reportable events including disagreements, unresolved issues and consultations, as defined in National Policy No. 31, between the Company and the Former Auditor or the Successor Auditor.

He then asked for a motion from the floor appointing Davidson & Company, Chartered Accountants, as the auditor for the Company. UPON MOTION IT WAS RESOLVED that Davidson & Company be appointed the auditor of the Company to hold office until the close of the next Annual General Meeting. UPON MOTION IT WAS FURTHER RESOLVED that the directors of the Company be authorized to fix the remuneration to be paid to the auditor.

(c) Election of Directors

The Chairman advised that the persons nominated were the present directors of the Company and were management's nominees for re-election, as was stated in the Information Circular mailed to the members.

He asked for any other nominations from the floor and since there were none he declared the nominations closed. The Chairman further advised that four persons were elected or appointed at the last Annual General Meeting and that four persons had been nominated to act as directors for the ensuing year. UPON MOTION IT WAS RESOLVED that the election of four nominees by a single resolution be approved. UPON MOTION IT WAS FURTHER RESOLVED that the following persons be elected directors of the Company for the ensuing year, to hold office until the next Annual General Meeting:

Leonard W. Saleken	Edwin R. Rockel
Paul F. Saxton	George W. Sanders

(d) Amendment to Incentive Stock Option Plan

The Chairman advised that the vote on the consideration of the approval of an Amendment (the "Plan Amendment") to the Company's Incentive Stock Option Plan (the "Plan"), such that the maximum number of shares that may be the subject of options at any given time be increased from 2,300,000 to 4,430,000 shares, as more fully set forth in the Information Circular mailed to members, would be conducted by ballot.

He further advised that all outstanding incentive stock options would automatically be subject to the terms and conditions of the Plan.

The Chairman advised that the vote on the Plan Amendment would be conducted by ballot and that insiders to whom shares may be issued under the Plan and their respective associates and affiliates would abstain from voting on such resolution. He then requested that the scrutineers circulate a ballot to the holders of Common Shares or duly appointed proxy-holders and that they execute the same accordingly. The scrutineers then collected the ballots and retired to count the ballots and report back.

The Chairman then asked for a motion to close the polls on the Plan Amendment.

UPON MOTION IT WAS RESOLVED that the polls with respect to the Plan Amendment be closed.

The Chairman then advised that the scrutineers had completed their tabulation and requested that the Scrutineer report the results of the voting. The Scrutineer advised that there were 6,017,954 shares voted in favour of the motion, 1,955,141 shares were not voted and 270,000 shares were voted against the motion. The resolution had therefore been passed by 96.75% of the votes cast. The Chairman declared that the form of resolution with respect to the Plan Amendment in form as set forth below was carried.

UPON MOTION IT WAS RESOLVED that the Company's Incentive Stock Option Plan (the "Plan") be amended such that the maximum number of shares that may be the subject of options at any given time be increased from 2,300,000 to 4,430,000 shares.

OTHER BUSINESS

The Chairman advised that the formal business of the Meeting had now been concluded and asked if there was any other matter a member wished to raise. No other matters were raised by the members present.

TERMINATION

There being no other business, UPON MOTION IT WAS RESOLVED that the Annual and Extraordinary General Meeting of the Company be concluded.

_______________ *(signature)*
Leonard W. Saleken *(Name - please print)*
Chairman of the Meeting

_______________ *(signature)*
Graham H. Scott *(Name - please print)*
Recording Secretary of the Meeting

Rule 12g: 82-2911

COPY

MINUTES OF THE ANNUAL GENERAL MEETING
OF THE MEMBERS OF
Cadre Resources Ltd. (the "Company")

held at the offices of **VECTOR** Corporate Finance Lawyers
1040-999 West Hastings Street, Vancouver, B.C.
on the 14th day of April, 2004
at the hour of 11:00 o'clock in the forenoon, local time

PRESENT:

Authorized Share Capital:	An unlimited number of Common Shares without par value.
Issued and Outstanding Shares as at the record date:	10,421,715
Number of members present	
(a) in person:	4
(b) by proxy:	10
Number of shares represented:	
(a) by members in person:	673,054
(b) by proxy	1,665,564
Total shares represented:	2,338,618

being a quorum of the members of the Corporation.

With the consent of the Meeting, ON MOTION Graham H. Scott, legal counsel to the Corporation, took the chair and appointed R. Page Chilcott, the President of the Corporation, to act as the Recording Secretary of the Meeting. ON MOTION the Chairman then appointed an official of Computershare Trust Company of Canada to act as Scrutineer.

NOTICE OF MEETING

The Chairman tabled the Affidavit of Mailing confirming that the following material:

(a) Notice of Meeting and Information Circular, including Schedule "A", "Statement of Executive Compensation", and the Quarterly and Year End Report for the period ended October 31, 2003, comprising Schedule "A", "Financial Statements" being the audited financial statements for the period ended October 31, 2003, Schedule "B", "Supplementary Information", and Schedule "C", "Management Discussion".
(b) Form of Proxy
(c) Return Envelope and
(d) Annual Return Card Form

had been mailed to all registered and non-registered members prior to the Meeting in accordance with the requirements of National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, the By-laws and Canada Business Corporations Act. The Chairman waived the reading of the Notice and stated that the declaration as to mailing would be filed with the minutes of the Meeting.

ADVANCE NOTICE

The Chairman tabled a statement from the Corporation's solicitors that Advance Notice of the Meeting was published in the Globe & Mail on February 26, 2004. He asked that the Recording Secretary file the declaration with the minutes of the Meeting.

SCRUTINEER'S REPORT

The Scrutineer filed a preliminary written report on attendance stating the number of members personally present and the total number of shares represented, whether in person or by proxy. A quorum of the members of the Corporation being present in person or represented by proxy, the Meeting was declared to be regularly constituted and open for the transaction of business.

RULES RESPECTING VOTING

The Chairman advised that to the best of his belief, the number of votes cast by proxy against each resolution was less than 5% of all votes that might be cast at the Meeting. He further advised that in the event that the number of votes cast by proxy against resolution is more than 5%, he would direct that such matter be conducted by ballot.

MINUTES OF PREVIOUS GENERAL MEETING

The Chairman advised that the last General Meeting of the Corporation was held on October 9, 2003 and that the minutes of such meeting were filed in the minute book and available for inspection. UPON MOTION IT WAS RESOLVED that the reading of the minutes of the last General Meeting be dispensed with and the minutes taken as read and verified as correct.

REPORT OF DIRECTORS

The President of the Corporation presented the Directors' Report to Members orally. UPON MOTION IT WAS RESOLVED that the Directors' Report to Members be accepted.

BUSINESS CONTAINED IN THE NOTICE OF MEETING

(a) Financial Statements

The audited financial statements of the Corporation for the period ended October 31, 2003 were presented to the Meeting. There were no questions in respect of the financial statements. The audited financial statements for the period ended October 31, 2003 and the report of the auditor thereon were therefore declared to be accepted.

(b) Appointment and Remuneration of Auditor

The Chairman asked for a motion from the floor appointing Davidson & Company, as the auditor of the Corporation to hold office until the close of the next Annual General Meeting and further that the directors be authorized to fix the remuneration to be paid to the auditor. UPON MOTION IT WAS RESOLVED that Davidson & Company be appointed the auditor of the Corporation to hold office until the close of the next Annual General Meeting. UPON MOTION IT WAS FURTHER RESOLVED that the directors of the Corporation be authorized to fix the remuneration to be paid to the auditor.

(c) Election of Directors

The Chairman advised that the persons nominated were the present directors of the Corporation and were management's nominees for re-election, as was stated in the Information Circular mailed to the members.

He asked for any other nominations from the floor and since there were none he declared the nominations closed. The Chairman further advised that five persons were elected or appointed at the last Annual General Meeting and that five persons had been nominated to act as directors for the ensuing year. UPON MOTION IT WAS RESOLVED that the election of five nominees by a single resolution be approved. UPON MOTION IT WAS FURTHER RESOLVED that the following persons be elected directors of the Corporation for the ensuing year, to hold office until the next Annual General Meeting:

Stanley L. Sandner
David R. Hagler
Marcello M. Viega
R. Page Chilcott
Carlos Bacalao, Römer

OTHER BUSINESS

The Chairman advised that the formal business of the Meeting had now been concluded and asked if there was any other matter a member wished to raise. No other matters were raised by the members present.

TERMINATION

There being no other business, UPON MOTION IT WAS RESOLVED that the Annual General Meeting of the Corporation be concluded.

_______________ *(signature)*
Graham H. Scott *(Name - please print)*
Chairman of the Meeting

_______________ *(signature)*
R. Page Chilcott *(Name - please print)*
Recording Secretary of the Meeting